

MYSWIMPRO
2020 Report

Dear investors,

In the last year we raised $253k in new capital. $80k was a Convertible Note from Invest Detroit Ventures and $173k from two separate PPP loans that will be 100% forgiven. Despite the pandemic's negative impact on our industry, we are in a position of power and actively re-investing in the business. We are confident in the financial outlook of our business and already making progress on expanding the team and balance sheet by growing revenue and raising more capital.

We need your help!

I'd like to start by thanking you for being a part of the MySwimPro journey! Whether you've offered your time, capital, or network, you are making a huge difference in people's lives around the world! Since 2015, we've had the opportunity to help swimmers improve their performance and health like never before. The global pandemic has caused most pools to shut down leaving many without access. We've thought hard about our strategy, made vital pivots and despite an unprecedented global health crisis, we continue to grow our brand and community nearly doubling our audience size in 2020! Continue to share our story, recommend the app, and connect us to industry leaders so we can expand our partnership program and support more people lead happier and healthier lives through swimming.

Sincerely,

Fares Ksebati

CEO and Co-Founder

Adam Oxner

CTO and Co-Founder

Michael Allon

Android Lead and Co-Founder

Our Mission

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

See our full profile

How did we do this year?

Report Card

B+

The Good

2020 signified a new chapter for the business. We pivoted swiftly and executed with composure during mass uncertainty.

We hired four key team members to amplify our brand and prioritize our product strategy.

We nearly doubled the size of our global community and added new channels of monetization!

The Bad

We would have liked to have implement more product updates to help our community members.

Internal processes improved dramatically, but these could have been more efficient earlier on.

We could have done a better job prioritizing product features and technology that will have a long-term impact on the business.

2020 At a Glance

January 1 to December 31



$968,674 [14%]
Revenue



-$15,126 [170%]
Net Loss


IOU!

$91,989
Short Term Debt



$80,000
Raised in 2020



$793,604
Cash on Hand
As of 03/ 9/21

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

From beginners to elite competitors, MySwimPro delivers an incredible training experience for swimmers through personalized swim workouts, weekly training plans, instructional video content, and detailed analytics. Swimmers from over 180+ countries are training with guided MySwimPro workouts on their phones and smartwatches – "it's like a swim coach on your wrist." Our entire team loves to swim, and we couldn't be more excited to continue building the #1 app for swimmers.

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

Milestones

MySwimPro, Inc. was incorporated in the State of Delaware in March 2015.

Since then, we have:

- 1M+ registered community members.
- $3M+ in lifetime revenue.
- Apple Watch App of the Year.
- 500k+ social followers.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $968,673.55 compared to the year ended December 31, 2019, when the Company had revenues of $1,126,062.60. Our gross margin was 77.41% in fiscal year 2020, compared to 74.08% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $786,824.57, including $745,377.98 in cash. As of December 31, 2019, the Company had $664,070.04 in total assets, including $671,539.64 in cash.
- *Net Loss.* The Company has had net losses of $15,125.69 and net income of $21,577.12 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $786,824.57 for the fiscal year ended December 31, 2020 and $664,070.04 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $80,000 in convertibles and $230,530 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MySwimPro, Inc. cash in hand is $793,604.40, as of March 2021. Over the last three months, revenues have averaged $84,217/month, cost of goods sold has averaged $17,306/month, and operational expenses have averaged $90,015/month, for an average burn rate of $23,104 per month. Our intent is to be profitable in 0 months.

The business made a 10% treasury allocation to Bitcoin (approximately 2 BTC) in February 2021. This investment in Bitcoin is part of our future capital allocation strategy, which seeks to maximize long-term value for the business and our investors. As cryptocurrency grows in adoption, we intend to learn and participate in a disciplined and methodical way. The business also received $88k forgivable loan from the PPP in January 2021.

In the next 3-6 months, anticipated revenues are projected to be the same as the prior 3-6 months. We expect revenue to climb in the summer and fall after the Olympic Games.

We received funding from the United States Federal Government Paycheck Protection Program (PPP) in 2020 and 2021. If more government funding becomes available we will apply for it.

Net Margin: -2% **Gross Margin: 77%** **Return on Assets: -2%** **Earnings per Share: -$0.28** **Revenue per Employee: $161,446**

Cash to Assets: 95% **Revenue to Receivables: 2,337%** **Debt Ratio: 100%**

MySwimPro_Dec_31__2020_Balance_Sheet.pdf

MySwimPro_2020_Income_Statement.pdf

We ❤ Our 324 Investors

Thank You For Believing In Us

Martin Dober
Richard Galarza
William Brunner
Fares Ksebati
Tyler Sakosits
Dr. Ala M Shaqra
Bill Haverland
Ifeanyi Nwachukwu
Apoorva Prabhu Verlekar
Will Raynor
Christopher Rojas
Patrick Zabawa
Jangsea Park
Leann Abad
Paul Feltoe
Jibran Ahmed
Beau Yavor
Paul S. Lee
Cameron Grable
Holger Pillmann
Eric Scheie
William Melville
Isaac Gilman
Peter Boniface
Lorenzo Dal Bianco
Kathleen Ann Straub
Gregg Durkin
Oscar Gamarra
Michael J. Hutchinson
Katie Icimsoy
Lorenzo Dal Bianco
David Kristick
Jacob Hkeik
David Mehi
Serhiy Hovyadinov
Karina Ho
Ionut Razvan Ionita
Walter Rowntree
Katie Johnson
Salim Hussain Alyafei
Patrick Brundage
David D. Leithner
Samuel Hailu-Cross
Timothy Ross
Bikesh Kawan
Peter Kirsch
Madhusoodan Kandi
Fares Ksebati
Craig Vom Lehn
Lyle Notice
David Silva Smith
Kim Leftwich
John F. Lennox
Patrick Zabawa
Mikhail Bordyukov
Tomas Hnetila
Rishi Narayan
Benjamin Hendricks
Raed Al Sulaiti
Adam Daniels
Patty Deters
Paul Jaques
Adolfo Andrade
Scott Macdonald
Azam Mo
Paul Varkey
Robert Seeman
Dan Allon
William Ferrara
Luis Goyzueta
Tim Weaver
Jasmyn Samaroo
Nicole Sunderland
Rueben Rosario
Patrick Padgett
Timothy Ross
Kaitlyn Fries
Isaac Gilman
Jose Francisco Ramos
Ibrahim Awad
Evan Foster
Suninder Singh Chauhan
Michael J. Madison
John Feeman
Adam Tittarelli
M Ichael Brooks
Sanjna Thaker
Sheron Johnston
Tracy M Backes
Harris Seed III
Krzysztof Piernicki
Marc Forrest
Holden Bank
Christine Smith
Andrew Douglas Vander...
Francisco Miguel Triguei...
Jack Nelson
Andreas Schoenherr
Anton Lobanov
David Kircos
Cindy Jarvis
Kyle Mulka
Robert Wood
Nate Johnson
Eric Platte
Keoni Mahelona
Kurt Olzmann
Nate Johnson
Atticus Li
Can Dedeoglu
David Knight
Rishi Narayan
Michael Witt
Michael Witt
James Izzi
Shuiqin Yu
Amelia Hill
Hugo M. Breton
Carolyn J. Doyle
Thomas Coppola
Craig Askins
Mike Wilner
Nancy Norelli
Soon Fatt Yong
Daniel Cox
Ryan Landau
Alan Coldwell
Thomas J. Schwartzenb...
John Flynn
Hugo M. Breton
Michael J. Hutchinson
Mark Carroll
Caleb Bowen
Barbara Church
Peter Biskaduros
Jennifer Edwards
Jeffrey Siple
Gordon Schoenfeld
Daifulla Said
Cason Thorsby
Maria Aryee
Nathan Schweizer
Haolin Sung
Jennifer Bisignano
Krishna Mohan Gummalla
Jules Perep
Paul Feltoe
Alyce Sigler
Raed Al Sulaiti
Ian Colin McCain
Jennifer J Masters
Apoorva Prabhu Verlekar
Lisa A Hypnar
Matthew Gunnet
Kyle Mulka
Bill Haverland
Andrew Norfolk
Muhammed Mutahr
Josh Perrye
Ryan Gregg
David Kristick
Sean Oxner
Ryan McGreal-Miller
Colin Casey
Kevin Hatch
Venkata Sanyasi Rama S...
Jeffrey J Stoltman
Stewart Nelson
Douglas Ver Mulm
Kevin Mccurry
Kent Hamilton
Todd Sullivan
Ziad Fares
Demydenko Anton
Samuel Todd
Adam Shiblaq
Mark Turner
Amelia Hill
Antonio Portela Estevez
Ben Brasher
Ramiro Gonzalez
Pat McCurry
James Yearty
Kaitlyn Fries
James F Dagley
Joseph Hanecak
Harshad Joshi
Madonna Catiis
Martin Dober
Haolin Sung
Brandon Camp
Jay Mahler
Casey Sreenan
Kerin Dorris
Trasey Green
Keoni Mahelona
Richard Aguilera
Yuanyuan Feng
Ajay Khanna
Adam Thodey
Thomas Walker
John Wade
Ian Brigmann
Nick Najor
Andrew Zick
Todd Sullivan
Dimitry Snezhkov
John Flynn
Michael Kling
Eric Allen
Ahmet Kursat Alparslan
Sheron Johnston
Philippe Prufer
Christopher Peacock
Beth Smith
Stewart Nelson
Mark Rogers
Luis Daniel Orozco
Aaron Helander
John Heugle
Andrey Seryy
James Hardwick
Robert Hodson
Zach Dolus
Ryan Beaber
Charles Wilson
Marat Usmanov
Don Mohan Chandrajith ...
Michael Kratz
John A Yearty
Jeevan Pendli
Jake Wasserman
Evan Rowan
Amanda Becker
Scott Gareiss
Norm Goody
Faris Alami
Cameron Weaver
Naonao Wu
Ed Wied
Kyle Promes
Yuanyuan Feng
Matthew Kneiser
David Kircos
Timur Panferov
Andrew Loh
Wan Nie Lo
Scott Olthoff
Richard Aguilera
Ravi Kumar Commuri
Robert Rossbach
Marlene Shirley
Doug Gard
Raoul Sreenivasan
Angela Peat
Sara Furman
Duncan Douglass
Jean Libutti
Kate Dorris
Michael Sinanian
Stefan Sysko
Matthew Seymour
Nicole Sunderland
Justin L. Cashman
David Pauwels
Will Riley Robbins
Michael Curran
Kristin Welch
Marlene Shirley
Thomas Coppola
Joshua LEMKE
Jimmy Daniel Moore
Andy Cohen
Leif Clark
Holly K Smith
Silas Porterfield
Shane Trexler
Mohamed Salamey
Lance SCADDEN
Bryan Haas
Lance SCADDEN
Boudewijn Berendsen
Brandon Chesnutt
Kyle Ellicott
Matthew Kneiser
Patty Deters
Andrew Norfolk
Mario Marshall
Benjamin Hendricks
Nicolas Messer
Douglas Grant McLearn
A.J. Lawrence
Jay Mahler
Cesare Tagliaferri
Shane Bliemaster
Andrew Zick
Ravi Kumar Commuri
Tim Hochradel
Midhat Qidwai
Matthew Seymour
Bonnie Sevakis
Cason Thorsby
Shannon Carrier
Van Duc Nguyen
Francis Glorie
Amber Hudson
Tom Frattini
Kathleen Ann Straub
Kenneth Olson
Dzu Do
David O'Hern
Cian Walsh
Ron Barry
Jose Daniel Gonzalez Do...
Michael O'Meara
Doug Gard
Shuntaye D Batson
Michael Chang
Hossam Alosh
Dirk Andre Hass
Tim Igo
Dr Karim Jundi
Labous Francois-Rene
Michael Skaff

Thank You!

From the MySwimPro Team





